Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three months Ended September 30,		Fiscal Year Ended June 30,
	2008	2007	2008	2007	2006	2005	2004
EARNINGS
Income from continuing operations before income taxes	$356,729	$317,742	$1,326,524	$1,159,282	$899,958	$738,271	$472,956
Adjustments:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	27,496	21,809	96,572	80,053	71,100	62,482	67,183
Amortization of deferred loan costs	583	395	1,793	1,511	1,888	1,457	2,293
Portion of rents representative of interest factor	8,845	7,250	35,378	29,000	25,609	21,507	21,213
Minority interests in consolidated subsidiaries	1,658	1,392	8,048	7,181	1,532	1,856	2,479
Loss (income) of equity investees	(182)	(71)	2,596	1,059	(161)	(1,935)	(176)
Amortization of previously capitalized interest	65	72	278	282	304	280	291

Income as adjusted	$395,194	$348,589	$1,471,189	$1,278,368	$1,000,230	$823,918	$566,239

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$27,496	$21,809	$96,572	$80,053	$71,100	$62,482	$67,183
Capitalized interest				436	178
Amortization of deferred loan costs	583	395	1,793	1,511	1,888	1,457	2,293
Portion of rents representative of interest factor	8,845	7,250	35,378	29,000	25,609	21,507	21,213

Fixed charges	$36,924	$29,454	$133,743	$111,000	$98,775	$85,446	$90,689

RATIO OF EARNINGS TO FIXED CHARGES	10.70x	11.84x	11.00x	11.52x	10.13x	9.64x	6.24x